FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
__Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.	OMB Number: 3235-028 Expires: January 31, 2005 Estimated average burden hours per response....
(Print or Type Responses)
1. Name and Address of Reporting Person* AFFUSO TONY	2. Issuer Name and Ticker or Trading Symbol ELECTRONIC DATA SYSTEMS CORPORATION ("EDS")	6. Relationship of Reporting Person(s) to issuer (Check all that apply) ___Director ___10% Owner _X_Officer or ___Other (Below)
(Last) (First) (Middle) 5400 LEGACY DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/5/02	6. (Continued) - Title: PRESIDENT, PRODUCT LIFECYCLE MANAGEMENT SOLUTIONS
(Street) PLANO TX 75024	5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Lines) __X___ Form filed by One Reporting Person ______ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/Year)	2A. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/4/02		F	V	448	D	$61.61	7,199.20*	D
Common Stock								4,041.79**	I	By Hewitt Assoc- iates, LLC

*Total includes an additional 95 shares purchased by Reporting Person in Issuer's Employee Stock Purchase Plan ("ESPP")
  during the period of April 2002 to September 2002 at prices ranging from $11.6280 to $45.4623, and 0.2009 in Dividends from the
  ESPP which were reinvested during the period of 3/11/02 - 9/10/02 at prices ranging from $40.30 to $63.68.
**These shares were held in trust under the EDS 401(k) Plan as of October 31, 2002.  Hewitt Associates LLC accounts for holdings in the stock fund in units, comprised of stock and cash reserves.  The number of shares reported above represents an approximate value based upon the fund balance and market value of EDS Common Stock as of October 31, 2002.

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date if any (Month/Day /Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- sable and Expiration Date (Month/Day /Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Iinstr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira tion Date	Title	Amount or No. of shares
Convertible shares	***	11/1/02		A		3,500		***	***	***	3,500	$18.26	3,500	D
Convertible shares	***	11/1/02		A		1,500		***	***	***	1,500	$18.19	1,500	D
Employee Stock Option (right to buy)-5/14/97 Grant													363 (1)	D
Employee Stock Option (right to buy)-9/28/01 Grant													175,000(1)	D

Explanation of Responses:

(1)  NO CHANGE SINCE THE LAST FILING.

***Reporting Person purchased 5,000 convertible shares of the Issuer's convertible equity stock component of the EDS FELINE PRIDES traded on the NYSE under EDSPrI with a maturity date of 8/17/04 and convertible as provided in the Final Prospectus Supplement filed with the SEC on June 22, 2001.

                     /S/  LINDA EPSTEIN                                11/5/02
   Linda Epstein as Attorney-in-Fact for                    Date
   Tony Affuso

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).